Dreyfus
Stock Index Fund, Inc.

ANNUAL REPORT December 31, 2007




A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Stock Index Fund, Inc., covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Thomas Durante, CFA, Portfolio Manager

Fund and Market Performance Overview

After producing favorable returns over the first half of 2007, the stock market produced relatively lackluster results over the second half as investors became concerned over recessionary conditions in U.S. housing markets, rising energy prices and a credit crunch emanating from the sub-prime mortgage market. The difference in returns between the fund and its benchmark was primarily the result of transaction costs and other operating expenses that are not reflected in the benchmark's results.

For the 12-month period ended December 31, 2007, Dreyfus Stock Index Fund produced total returns of 5.26% for its Initial shares and 4.99% for its Service shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of 5.49% for the same period.[2,3]

The Fund's Investment Approach

The fund seeks to match the total return of the S&P 500 Index by generally investing in all 500 stocks in the S&P 500 Index in proportion to their respective weighting. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

Stocks with Significant Overseas Exposure Advanced

U.S. stocks posted positive returns during the reporting period despite growing pessimism during the third and fourth quarters regarding the direction of the U.S. economy and the effects of a credit crunch. Concerns over the deteriorating housing and mortgage markets, higher gasoline prices and their potential effects on consumer spending weighed heavily on equity markets. The Federal Reserve Board attempted to forestall a potential recession by reducing the overnight federal funds rate three times between September and December, driving its target for short-term interest rates to 4.25% by the reporting period's end.

Some of the year's stronger gains stemmed from large domestic companies with sizeable overseas operations whose ability to sell products in stronger global markets helped them maintain healthy profits. For example, energy stocks ranked among the top contributors to the S&P 500 Index's results for the reporting period, with integrated energy producers and oil equipment services providers benefiting from a substantial global presence. A production slowdown in some oil fields during the reporting period also led to greater exploration and production activities for deepwater drillers and related service companies.

Within the information technology sector, gains for the S&P 500 Index were concentrated in a few names within each industry group while the balance of the stocks posted less stellar returns. The four major contributors were driven by two common characteristics: they had large overseas operations and offered a wide range of consumer products. Winners included a maker of personal computers and electronic consumer products that benefited from new products, an Internet search engine firm that began offering new services to its customers, a software firm that recently acquired a number of new products, and a semiconductor company that was a leading chip manufacturer for many new consumer products.

Industrials stocks also gained value, most notably aerospace and defense companies as well as construction, industrial machinery, farm equipment and engineering businesses that focus on global infrastructure development. Companies that sell heavy equipment needed to build roads, factories and mines fared especially well. Agricultural equipment companies benefited from increased farming for corn and wheat used in ethanol production. Heavy participation in overseas markets also boosted the fortunes of consumer staples stocks, including those of soft drink, tobacco and household products companies.

Two market sectors produced disappointing results in 2007. In the financials area, banks, thrifts, mortgage companies, brokerage firms and consumer finance companies faltered due to rising default rates on sub-prime consumer loans and weakness in the mortgage lending business. Consumer discretionary stocks also lagged, as homebuilders, home improvement retailers and department stores were affected by soft housing markets and a slowdown in consumer spending.

Index Funds Offer Diversification Benefits

An as index fund, we attempt to replicate the returns of the S&P 500 Index by closely approximating the composition of the S&P 500 Index. In our view, one of the greatest benefits of an index fund is that it offers a broadly diversified investment vehicle that can help investors manage risks by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding. In addition, the fund's investments are not affected by any individual's preference for one market or security over another. Instead, the fund employs a passive management approach in which all investment decisions are based on the composition of the S&P 500 Index.

January 15, 2008

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Stock Index Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 180 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *"Standard & Poor's®," "S&P®," "Standard & Poor's 500®" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



	Dreyfus Stock Index Fund, Inc. (Initial shares)	————
	Dreyfus Stock Index Fund, Inc. (Service shares)	··········
	Standard & Poor's 500 Composite Stock Price Index†	————

$17,756
$17,288
$16,976

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus Stock Index Fund, Inc. Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Initial shares	**5.26%**	**12.57%**	**5.63%**
Service shares	**4.99%**	**12.29%**	**5.44%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Stock Index Fund, Inc. on 12/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The fund's Initial shares are not subject to a Rule 12b-1 fee. The fund's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the fund's Initial shares from their inception date through December 30, 2000, and the performance of the fund's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2007 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fund fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance, and includes the reinvestment of dividends daily. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Stock Index Fund, Inc. from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 1.35	$ 2.60
Ending value (after expenses)	$985.40	$984.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 1.38	$ 2.65
Ending value (after expenses)	$1,023.84	$1,022.58

† Expenses are equal to the fund's annualized expense ratio of .27% for Initial shares and .52% for Service shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2007

Common Stocks—99.4%	Shares		Value ($)
Consumer Discretionary—8.4%			
Abercrombie & Fitch, Cl. A	21,500		1,719,355
Amazon.com	76,800	a	7,114,752
Apollo Group, Cl. A	34,150	a,b	2,395,622
AutoNation	34,500	a	540,270
AutoZone	11,000	a	1,319,010
Bed Bath & Beyond	66,200	a,b	1,945,618
Best Buy	87,725	b	4,618,721
Big Lots	22,600	a,b	361,374
Black & Decker	15,600	b	1,086,540
Brunswick	22,000		375,100
Carnival	109,124		4,854,927
CBS, Cl. B	171,193		4,665,009
Centex	30,400	b	767,904
Circuit City Stores	42,100	b	176,820
Clear Channel Communications	124,447		4,295,910
Coach	92,000	a	2,813,360
Comcast, Cl. A	767,987	a	14,023,443
D.R. Horton	69,300	b	912,681
Darden Restaurants	35,450		982,319
Dillard's, Cl. A	14,300	b	268,554
DIRECTV Group	179,400	a	4,147,728
E.W. Scripps, Cl. A	22,400	b	1,008,224
Eastman Kodak	72,000	b	1,574,640
Expedia	51,900	a	1,641,078
Family Dollar Stores	35,150	b	675,934
Ford Motor	527,350	a,b	3,549,065
Fortune Brands	38,150		2,760,534
GameStop, Cl. A	39,700	a	2,465,767
Gannett	57,988		2,261,532
Gap	116,351		2,475,949
General Motors	141,448	b	3,520,641
Genuine Parts	41,950	b	1,942,285
Goodyear Tire & Rubber	59,900	a	1,690,378
H & R Block	81,200	b	1,507,884
Harley-Davidson	60,300	b	2,816,613

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Harman International Industries	15,100 b	1,113,021
Harrah's Entertainment	46,850	4,157,937
Hasbro	36,750 b	940,065
Home Depot	421,744	11,361,783
IAC/InterActiveCorp	46,100 a	1,241,012
International Game Technology	78,800	3,461,684
Interpublic Group of Cos.	117,793 a,b	955,301
J.C. Penney	55,400 b	2,437,046
Johnson Controls	148,400 b	5,348,336
Jones Apparel Group	21,300	340,587
KB Home	19,300 b	416,880
Kohl's	78,423 a	3,591,773
Leggett & Platt	42,500	741,200
Lennar, Cl. A	34,800 b	622,572
Limited Brands	77,700 b	1,470,861
Liz Claiborne	24,900 b	506,715
Lowe's Cos.	365,520	8,268,062
Macy's	108,208	2,799,341
Marriott International, Cl. A	78,100	2,669,458
Mattel	91,695	1,745,873
McDonald's	295,555	17,411,145
McGraw-Hill Cos.	82,200	3,601,182
Meredith	9,500	522,310
New York Times, Cl. A	36,000 b	631,080
Newell Rubbermaid	69,778	1,805,855
News, Cl. A	578,100	11,845,269
NIKE, Cl. B	96,000 b	6,167,040
Nordstrom	47,000 b	1,726,310
Office Depot	68,200 a,b	948,662
OfficeMax	18,800	388,408
Omnicom Group	81,660	3,881,300
Polo Ralph Lauren	14,700	908,313
Pulte Homes	53,100 b	559,674
RadioShack	32,800 b	553,008
Sears Holdings	18,188 a,b	1,856,085
Sherwin-Williams	26,100 b	1,514,844

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Snap-On	14,400 [b]	694,656
Stanley Works	20,500	993,840
Staples	176,725	4,077,046
Starbucks	182,500 [a]	3,735,775
Starwood Hotels & Resorts Worldwide	49,800	2,192,694
Target	207,642	10,382,100
Tiffany & Co.	33,900 [b]	1,560,417
Time Warner	903,368	14,914,606
TJX Cos.	109,250	3,138,752
VF	22,000	1,510,520
Viacom, Cl. B	163,993 [a]	7,202,572
Walt Disney	475,709	15,355,886
Wendy's International	21,800	563,312
Whirlpool	19,332 [b]	1,578,071
Wyndham Worldwide	44,460 [b]	1,047,478
Yum! Brands	127,100	4,864,117
		271,597,375
Consumer Staples—10.2%		
Altria Group	526,443	39,788,562
Anheuser-Busch Cos.	183,350	9,596,539
Archer-Daniels-Midland	160,705	7,461,533
Avon Products	107,200	4,237,616
Brown-Forman, Cl. B	21,600 [b]	1,600,776
Campbell Soup	55,649	1,988,339
Clorox	34,650	2,258,140
Coca-Cola	496,742	30,485,057
Coca-Cola Enterprises	71,500	1,861,145
Colgate-Palmolive	127,350	9,928,206
ConAgra Foods	121,750	2,896,432
Constellation Brands, Cl. A	48,500 [a]	1,146,540
Costco Wholesale	108,450	7,565,472
CVS Caremark	369,134 [b]	14,673,076
Dean Foods	32,900	850,794
Estee Lauder Cos., Cl. A	28,500	1,242,885
General Mills	84,400	4,810,800
H.J. Heinz	79,200	3,697,056

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Hershey	41,978	1,653,933
Kellogg	66,000	3,460,380
Kimberly-Clark	105,698 b	7,329,099
Kraft Foods, Cl. A	386,624	12,615,541
Kroger	170,248	4,547,324
McCormick & Co.	31,900	1,209,329
Molson Coors Brewing, Cl. B	34,200	1,765,404
Pepsi Bottling Group	34,650	1,367,289
PepsiCo	402,291	30,533,887
Procter & Gamble	776,141	56,984,272
Reynolds American	42,800 b	2,823,088
Safeway	110,569	3,782,565
Sara Lee	180,998	2,906,828
SUPERVALU	52,851	1,982,970
SYSCO	151,950	4,742,359
Tyson Foods, Cl. A	68,400	1,048,572
UST	39,100 b	2,142,680
Wal-Mart Stores	590,529	28,067,843
Walgreen	247,800	9,436,224
Whole Foods Market	34,800 b	1,419,840
Wm. Wrigley Jr.	54,425 b	3,186,584
		329,094,979
Energy—12.7%		
Anadarko Petroleum	116,568	7,657,352
Apache	82,722	8,895,924
Baker Hughes	79,560	6,452,316
BJ Services	73,200	1,775,832
Chesapeake Energy	113,500	4,449,200
Chevron	527,661	49,246,601
ConocoPhillips	399,793	35,301,722
Consol Energy	45,300	3,239,856
Devon Energy	111,200	9,886,792
El Paso	175,079	3,018,362
ENSCO International	36,200 b	2,158,244
EOG Resources	61,500 b	5,488,875
Exxon Mobil	1,365,418	127,926,012

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Halliburton	220,202	8,347,858
Hess	69,500	7,009,770
Marathon Oil	177,480	10,801,433
Murphy Oil	47,000	3,987,480
Nabors Industries	70,800 a,b	1,939,212
National Oilwell Varco	89,100 a	6,545,286
Noble	67,000	3,786,170
Noble Energy	42,900	3,411,408
Occidental Petroleum	207,100	15,944,629
Peabody Energy	66,200	4,080,568
Rowan Cos.	27,800 b	1,096,988
Schlumberger	298,900	29,402,793
Smith International	50,100	3,699,885
Spectra Energy	158,023	4,080,154
Sunoco	29,400	2,129,736
Tesoro	34,200 b	1,631,340
Transocean	79,468 a	11,375,844
Valero Energy	137,600	9,636,128
Weatherford International	84,300 a	5,782,980
Williams Cos.	148,371	5,308,714
XTO Energy	120,833	6,205,957
		411,701,421
Financial−17.4%		
ACE	82,350	5,087,583
Aflac	121,892	7,634,096
Allstate	142,671	7,451,706
Ambac Financial Group	25,394 b	654,403
American Capital Strategies	47,900 b	1,578,784
American Express	292,273	15,204,041
American International Group	633,873	36,954,796
Ameriprise Financial	57,934	3,192,743
AON	73,350	3,498,061
Apartment Investment & Management, Cl. A	23,900 b	830,047
Assurant	23,900 b	1,598,910
AvalonBay Communities	19,700 b	1,854,558
Bank of America	1,109,165	45,764,148

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Bank of New York Mellon	284,563	13,875,292
BB & T	137,300	4,210,991
Bear Stearns Cos.	28,852 b	2,546,189
Boston Properties	29,800	2,735,938
Capital One Financial	97,700	4,617,302
CB Richard Ellis Group, Cl. A	49,500 a,b	1,066,725
Charles Schwab	234,078	5,980,693
Chubb	95,900	5,234,222
Cincinnati Financial	41,530	1,642,096
CIT Group	47,400	1,139,022
Citigroup	1,247,690	36,731,994
CME Group	13,700	9,398,200
Comerica	37,700	1,641,081
Commerce Bancorp	48,700	1,857,418
Countrywide Financial	144,598 b	1,292,706
Developers Diversified Realty	30,700	1,175,503
Discover Financial Services	119,358	1,799,919
E*TRADE FINANCIAL	105,900 a,b	375,945
Equity Residential	67,750	2,470,843
Fannie Mae	244,509	9,775,470
Federated Investors, Cl. B	21,600	889,056
Fifth Third Bancorp	133,092	3,344,602
First Horizon National	31,600 b	573,540
Franklin Resources	40,400	4,622,972
Freddie Mac	165,315	5,632,282
General Growth Properties	60,900 b	2,507,862
Genworth Financial, Cl. A	109,600	2,789,320
Goldman Sachs Group	99,350	21,365,217
Hartford Financial Services Group	78,450	6,840,055
Host Hotels & Resorts	130,600	2,225,424
Hudson City Bancorp	130,100 b	1,954,102
Huntington Bancshares	91,404	1,349,123
IntercontinentalExchange	17,400 a	3,349,500
Janus Capital Group	38,300 b	1,258,155
JPMorgan Chase & Co.	839,526	36,645,310
KeyCorp	97,166	2,278,543

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Kimco Realty	63,200 b	2,300,480
Legg Mason	33,600	2,457,840
Lehman Brothers Holdings	132,460 b	8,668,182
Leucadia National	42,300 b	1,992,330
Lincoln National	67,300	3,918,206
Loews	109,850	5,529,849
M & T Bank	18,700 b	1,525,359
Marsh & McLennan Cos.	129,958	3,439,988
Marshall & Ilsley	64,299	1,702,638
MBIA	31,350 b	584,050
Merrill Lynch & Co.	213,931	11,483,816
MetLife	185,100	11,405,862
MGIC Investment	20,400 b	457,572
Moody's	53,600 b	1,913,520
Morgan Stanley	265,216	14,085,622
National City	158,299 b	2,605,602
Northern Trust	47,790 b	3,659,758
NYSE Euronext	66,200	5,810,374
Plum Creek Timber	43,050 b	1,982,022
PNC Financial Services Group	87,323	5,732,755
Principal Financial Group	65,350	4,498,694
Progressive	174,428	3,342,040
ProLogis	64,400	4,081,672
Prudential Financial	113,450	10,555,388
Public Storage	31,100 b	2,283,051
Regions Financial	173,688	4,107,721
Safeco	23,650	1,316,832
Simon Property Group	55,700 b	4,838,102
SLM	128,900	2,596,046
Sovereign Bancorp	90,105 b	1,027,197
State Street	96,550	7,839,860
SunTrust Banks	87,250	5,452,252
T. Rowe Price Group	66,000	4,018,080
Torchmark	23,000	1,392,190
Travelers Cos.	161,134	8,669,009
U.S. Bancorp	431,505	13,695,969

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Unum Group	90,169 b	2,145,121
Vornado Realty Trust	33,500	2,946,325
Wachovia	493,708	18,775,715
Washington Mutual	217,117 b	2,954,962
Wells Fargo & Co.	843,314	25,459,650
XL Capital, Cl. A	44,500	2,238,795
Zions Bancorporation	27,000	1,260,630
		565,247,614
Health Care−11.9%		
Abbott Laboratories	386,176	21,683,782
Aetna	125,064	7,219,945
Allergan	76,700	4,927,208
AmerisourceBergen	42,018	1,885,348
Amgen	271,824 a	12,623,507
Applera−Applied Biosystems Group	42,050	1,426,336
Barr Pharmaceuticals	26,900 a	1,428,390
Baxter International	158,450	9,198,023
Becton, Dickinson & Co.	61,000	5,098,380
Biogen Idec	73,327 a	4,173,773
Boston Scientific	335,363 a	3,900,272
Bristol-Myers Squibb	494,428	13,112,231
C.R. Bard	25,500	2,417,400
Cardinal Health	90,400	5,220,600
Celgene	96,400 a	4,454,644
CIGNA	69,813	3,751,052
Coventry Health Care	38,700 a	2,292,975
Covidien	124,417	5,510,429
Eli Lilly & Co.	246,637	13,167,949
Express Scripts	63,000 a	4,599,000
Forest Laboratories	77,900 a	2,839,455
Genzyme	66,450 a	4,946,538
Gilead Sciences	232,600 a	10,701,926
Hospira	39,377 a,b	1,679,035
Humana	42,300 a	3,185,613
IMS Health	48,450	1,116,288
Johnson & Johnson	715,202	47,703,973

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
King Pharmaceuticals	61,066 a	625,316
Laboratory Corp. of America Holdings	28,800 a,b	2,175,264
McKesson	72,369	4,740,893
Medco Health Solutions	66,799 a	6,773,419
Medtronic	282,573 b	14,204,945
Merck & Co.	543,966	31,609,864
Millipore	13,600 a,b	995,248
Mylan	75,600 b	1,062,936
Patterson Cos.	34,900 a,b	1,184,855
PerkinElmer	29,668	771,961
Pfizer	1,706,911	38,798,087
Quest Diagnostics	39,200 b	2,073,680
Schering-Plough	404,751	10,782,567
St. Jude Medical	85,600 a	3,478,784
Stryker	59,500	4,445,840
Tenet Healthcare	118,500 a,b	601,980
Thermo Fisher Scientific	105,400 a	6,079,472
UnitedHealth Group	322,900	18,792,780
Varian Medical Systems	31,300 a,b	1,632,608
Waters	25,050 a	1,980,704
Watson Pharmaceuticals	25,900 a	702,926
WellPoint	142,800 a	12,527,844
Wyeth	334,720	14,791,277
Zimmer Holdings	58,702 a	3,883,137
		384,980,459
Industrial−11.5%		
3M	178,198	15,025,655
Allied Waste Industries	72,400 a,b	797,848
Avery Dennison	26,650	1,416,181
Boeing	193,720	16,942,751
Burlington Northern Santa Fe	74,492	6,199,969
C.H. Robinson Worldwide	42,400	2,294,688
Caterpillar	158,930	11,531,961
Cintas	33,700	1,132,994
Cooper Industries, Cl. A	45,000	2,379,600
CSX	105,100	4,622,298

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Cummins	25,500	3,247,935
Danaher	63,300	5,553,942
Deere & Co.	110,900	10,327,008
Dover	49,650	2,288,369
Eaton	36,600	3,548,370
Emerson Electric	196,780	11,149,555
Equifax	32,950	1,198,062
Expeditors International Washington	53,300	2,381,444
FedEx	77,340 [b]	6,896,408
Fluor	22,100	3,220,412
General Dynamics	100,572	8,949,902
General Electric	2,525,683	93,627,069
Goodrich	31,200	2,203,032
Honeywell International	186,624	11,490,440
Illinois Tool Works	103,300	5,530,682
Ingersoll-Rand, Cl. A	68,100	3,164,607
ITT	45,300	2,991,612
Jacobs Engineering Group	30,200	2,887,422
L-3 Communications Holdings	31,402	3,326,728
Lockheed Martin	86,760	9,132,358
Manitowoc	32,400	1,582,092
Masco	92,200 [b]	1,992,442
Monster Worldwide	32,000 [a,b]	1,036,800
Norfolk Southern	96,750	4,880,070
Northrop Grumman	84,604	6,653,259
Paccar	92,002 [b]	5,012,269
Pall	30,601	1,233,832
Parker Hannifin	42,062	3,167,689
Pitney Bowes	54,200	2,061,768
Precision Castparts	34,500	4,785,150
R.R. Donnelley & Sons	53,650	2,024,751
Raytheon	107,250 [b]	6,510,075
Robert Half International	40,300 [b]	1,089,712
Rockwell Automation	37,300	2,572,208
Rockwell Collins	40,750	2,932,778

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Ryder System	14,500	b	681,645
Southwest Airlines	183,412	b	2,237,626
Terex	25,600	a	1,678,592
Textron	62,300		4,441,990
Trane	42,800		1,999,188
Tyco International	123,617		4,901,414
Union Pacific	65,628		8,244,189
United Parcel Service, Cl. B	262,650		18,574,608
United Technologies	247,082		18,911,656
W.W. Grainger	16,800		1,470,336
Washington Post, Cl. B	1,400		1,108,002
Waste Management	127,054		4,150,854
			371,394,297
Information Technology−16.7%			
Adobe Systems	143,400	a	6,127,482
Advanced Micro Devices	150,900	a,b	1,131,750
Affiliated Computer Services, Cl. A	25,100	a	1,132,010
Agilent Technologies	96,590	a	3,548,717
Akamai Technologies	41,500	a,b	1,435,900
Altera	83,900	b	1,620,948
Analog Devices	75,800		2,402,860
Apple	218,800	a	43,339,904
Applied Materials	344,400		6,116,544
Autodesk	57,700	a	2,871,152
Automatic Data Processing	131,478		5,854,715
BMC Software	48,900	a	1,742,796
Broadcom, Cl. A	117,587	a	3,073,724
CA	97,909	b	2,442,830
Ciena	21,485	a,b	732,853
Cisco Systems	1,516,218	a	41,044,021
Citrix Systems	47,400	a	1,801,674
Cognizant Technology Solutions, Cl. A	72,600	a	2,464,044
Computer Sciences	43,500	a	2,151,945
Compuware	71,500	a	634,920
Convergys	32,502	a	534,983

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Corning	393,798	9,447,214
Dell	560,012 a	13,725,894
eBay	284,100 a	9,429,279
Electronic Arts	78,700 a	4,596,867
Electronic Data Systems	127,950	2,652,404
EMC	524,344 a	9,716,094
Fidelity National Information Services	42,700	1,775,893
Fiserv	41,182 a	2,285,189
Google, Cl. A	57,900 a	40,036,692
Hewlett-Packard	644,280	32,523,254
Intel	1,461,210	38,955,859
International Business Machines	344,368 b	37,226,182
Intuit	83,200 a	2,629,952
Jabil Circuit	52,000 b	794,040
JDS Uniphase	54,899 a,b	730,157
Juniper Networks	130,400 a	4,329,280
KLA-Tencor	45,500	2,191,280
Lexmark International, Cl. A	23,650 a	824,439
Linear Technology	55,850 b	1,777,706
LSI	176,400 a,b	936,684
MEMC Electronic Materials	57,300 a	5,070,477
Microchip Technology	53,500 b	1,680,970
Micron Technology	190,050 a,b	1,377,863
Microsoft	2,010,696	71,580,778
Molex	35,375 b	965,738
Motorola	570,885	9,156,995
National Semiconductor	58,700 b	1,328,968
Network Appliance	86,000 a	2,146,560
Novell	87,400 a	600,438
Novellus Systems	29,000 a,b	799,530
NVIDIA	138,800 a	4,721,976
Oracle	985,492 a	22,252,409
Paychex	83,375	3,019,843
QLogic	34,200 a	485,640
QUALCOMM	409,000	16,094,150

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
SanDisk	57,000 a	1,890,690
Sun Microsystems	207,046 a	3,753,744
Symantec	216,779 a	3,498,813
Tellabs	109,800 a	718,092
Teradata	45,200 a	1,238,932
Teradyne	43,400 a	448,756
Texas Instruments	349,448	11,671,563
Total System Services	49,500	1,386,000
Tyco Electronics	124,217	4,612,177
Unisys	86,900 a	411,037
VeriSign	55,200 a,b	2,076,072
Western Union	187,640	4,555,899
Xerox	231,066	3,740,959
Xilinx	73,500 b	1,607,445
Yahoo!	333,976 a	7,768,282
		539,450,927
Materials−3.3%		
Air Products & Chemicals	53,850	5,311,226
Alcoa	211,956	7,746,992
Allegheny Technologies	25,536	2,206,310
Ashland	14,000	664,020
Ball	25,100	1,129,500
Bemis	25,100	687,238
Dow Chemical	236,052	9,305,170
E.I. du Pont de Nemours & Co.	224,650	9,904,819
Eastman Chemical	20,200	1,234,018
Ecolab	43,700	2,237,877
Freeport-McMoRan Copper & Gold	95,482 b	9,781,176
Hercules	28,900 b	559,215
International Flavors & Fragrances	20,300	977,039
International Paper	107,020	3,465,308
MeadWestvaco	46,139	1,444,151
Monsanto	136,626	15,259,758
Newmont Mining	112,954 b	5,515,544
Nucor	72,000	4,263,840

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Pactiv	32,650 a	869,470
PPG Industries	40,933 b	2,874,725
Praxair	78,900	6,999,219
Rohm & Haas	31,341	1,663,267
Sealed Air	40,346	933,606
Sigma-Aldrich	32,500	1,774,500
Titanium Metals	21,900 b	579,255
United States Steel	29,500	3,566,845
Vulcan Materials	27,000 b	2,135,430
Weyerhaeuser	52,400	3,863,976
		106,953,494
Telecommunication Services–3.6%		
American Tower, Cl. A	101,200 a	4,311,120
AT & T	1,515,630	62,989,583
CenturyTel	27,600	1,144,296
Citizens Communications	81,900	1,042,587
Embarq	38,208	1,892,442
Qwest Communications International	392,462 b	2,751,159
Sprint Nextel	710,761 b	9,332,292
Verizon Communications	722,313	31,557,855
Windstream	119,228	1,552,349
		116,573,683
Utilities–3.7%		
AES	167,300 a	3,578,547
Allegheny Energy	41,500 b	2,639,815
Ameren	52,000 b	2,818,920
American Electric Power	99,950	4,653,672
CenterPoint Energy	80,246 b	1,374,614
CMS Energy	56,300 b	978,494
Consolidated Edison	67,900 b	3,316,915
Constellation Energy Group	45,150	4,629,230
Dominion Resources	146,184	6,936,431
DTE Energy	40,950	1,800,162
Duke Energy	315,147	6,356,515

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Dynergy, Cl. A	123,928 [a]	884,846
Edison International	81,400	4,344,318
Entergy	48,550	5,802,696
Exelon	164,950	13,466,518
FirstEnergy	76,233	5,514,695
FPL Group	101,700	6,893,226
Integrys Energy	19,029	983,609
Nicor	11,300 [b]	478,555
NiSource	68,553	1,294,966
Pepco Holdings	50,100	1,469,433
PG & E	88,450	3,811,311
Pinnacle West Capital	25,100	1,064,491
PPL	93,000	4,844,370
Progress Energy	64,785	3,137,538
Public Service Enterprise Group	63,550	6,243,152
Questar	43,200	2,337,120
Range Resources	37,300	1,915,728
Sempra Energy	65,295	4,040,455
Southern	189,810	7,355,138
TECO Energy	52,700 [b]	906,967
Xcel Energy	104,995	2,369,738
		118,242,185
Total Common Stocks		
(cost $1,928,643,611)		**3,215,236,434**

Short-Term Investments−.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.95%, 3/6/08	1,007,000 [c]	1,001,582
3.02%, 2/28/08	1,100,000 [c]	1,094,819
3.44%, 1/31/08	1,600,000 [c]	1,596,256
3.76%, 1/24/08	250,000 [c]	249,600
Total Short-Term Investments		
(cost $3,941,097)		**3,942,257**

Other Investment−.4%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $14,521,000)
	14,521,000 [d]	**14,521,000**

Investment of Cash Collateral for Securities Loaned−5.5%		
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Plus Fund
  (cost $177,302,538)
	177,302,538 [d]	**177,302,538**

Total Investments (cost $2,124,408,246)	**105.4%**	**3,411,002,229**
Liabilities, Less Cash and Receivables	**(5.4%)**	**(176,082,070)**
Net Assets	**100.0%**	**3,234,920,159**

[a] *Non-income producing security.*
[b] *All or a portion of these securities are on loan. At December 31, 2007, the total market value of the fund's securities on loan is $206,831,761 and the total market value of the collateral held by the fund is $215,547,233, consisting of cash collateral of $177,302,538 and U.S. Government and agency securities valued at $38,244,695.*
[c] *All or partially held by a broker as collateral for open financial futures positions.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Financial	17.4	Short-Term/Money	
Information Technology	16.7	Market Investments	6.0
Energy	12.7	Utilities	3.7
Health Care	11.9	Telecommunication Services	3.6
Industrial	11.5	Materials	3.3
Consumer Staples	10.2		
Consumer Discretionary	8.4		**105.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 12/31/2007 ($)
Financial Futures Long				
Standard & Poor's 500	61	22,527,300	March 2008	**96,720**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $206,831,761)–Note 1(b):		
Unaffiliated issuers	1,932,584,708	3,219,178,691
Affiliated issuers	191,823,538	191,823,538
Cash		478,297
Dividends and interest receivable		4,904,562
Receivable for investment securities sold		2,769,927
Receivable for shares of Common Stock subscribed		402,464
Prepaid expenses		3,630
		3,419,561,109
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		804,464
Liability for securities on loan–Note 1(b)		177,302,538
Payable for investment securities purchased		3,007,210
Payable for shares of Common Stock redeemed		2,856,351
Payable for futures variation margin–Note 4		133,350
Interest payable–Note 2		14,781
Accrued expenses		522,256
		184,640,950
Net Assets ($)		**3,234,920,159**
Composition of Net Assets ($):		
Paid-in capital		2,092,117,708
Accumulated undistributed investment income–net		662,532
Accumulated net realized gain (loss) on investments		(144,550,784)
Accumulated net unrealized appreciation (depreciation) on investments (including $96,720 net unrealized appreciation on financial futures)		1,286,690,703
Net Assets ($)		**3,234,920,159**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	2,702,209,060	532,711,099
Shares Outstanding	72,248,089	14,239,092
Net Asset Value Per Share ($)	**37.40**	**37.41**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Dividends:	
Unaffiliated issuers	71,179,423
Affiliated issuers	1,248,709
Interest	147,926
Income from securities lending	303,109
Total Income	**72,879,167**
Expenses:	
Management fee–Note 3(a)	9,078,491
Distribution fees (Service Shares)–Note 3(b)	1,468,294
Prospectus and shareholders' reports	532,814
Directors' fees and expenses–Note 3(d)	198,942
Professional fees	99,244
Shareholder servicing costs (Initial Shares)–Note 3(c)	31,547
Loan commitment fees–Note 2	25,434
Interest expense–Note 2	18,215
Miscellaneous	153,860
Total Expenses	**11,606,841**
Investment Income–Net	**61,272,326**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	614,789,281
Net realized gain (loss) on financial futures	(3,581,663)
Net Realized Gain (Loss)	**611,207,618**
Net unrealized appreciation (depreciation) on investments (including $228,895 net unrealized appreciation on financial futures)	(452,122,460)
Net Realized and Unrealized Gain (Loss) on Investments	**159,085,158**
Net (Increase) in Net Assets Resulting from Operations	**220,357,484**

a *On April 27, 2007, the fund had a redemption-in-kind with total proceeds in the amount of $592,868,197. The net realized gain of the transaction of $262,068,054 will not be realized for tax purposes.*

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income—net	61,272,326	67,147,348
Net realized gain (loss) on investments	611,207,618	34,544,172
Net unrealized appreciation (depreciation) on investments	(452,122,460)	487,048,921
Net Increase (Decrease) in Net Assets Resulting from Operations	**220,357,484**	**588,740,441**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial Shares	(51,901,425)	(58,504,884)
Service Shares	(8,464,420)	(7,682,739)
Total Dividends	**(60,365,845)**	**(66,187,623)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	191,058,227	214,641,802
Service Shares	45,115,540	71,589,515
Dividends reinvested:		
Initial Shares	51,901,425	58,504,884
Service Shares	8,464,420	7,682,739
Cost of shares redeemed:		
Initial Shares	(1,273,704,679)	(748,919,033)
Service Shares	(132,956,416)	(87,250,920)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(1,110,121,483)**	**(483,751,013)**
Total Increase (Decrease) in Net Assets	**(950,129,844)**	**38,801,805**
Net Assets ($):		
Beginning of Period	4,185,050,003	4,146,248,198
End of Period	**3,234,920,159**	**4,185,050,003**
Undistributed investment income—net	662,532	497,350

	Year Ended December 31,	
	2007	2006
Capital Share Transactions:		
Initial Shares		
Shares sold	5,108,918	6,432,965
Shares issued for dividends reinvested	1,381,441	1,728,125
Shares redeemed	(33,667,185)	(22,393,535)
Net Increase (Decrease) in Shares Outstanding	**(27,176,826)**	**(14,232,445)**
Service Shares		
Shares sold	1,202,179	2,117,508
Shares issued for dividends reinvested	224,806	226,501
Shares redeemed	(3,531,945)	(2,654,935)
Net Increase (Decrease) in Shares Outstanding	**(2,104,960)**	**(310,926)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended December 31,		
Initial Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	36.15	31.82	30.89	28.43	22.47
Investment Operations:					
Investment income–net[a]	.64	.56	.49	.51	.37
Net realized and unrealized gain (loss) on investments	1.26	4.33	.94	2.48	5.96
Total from Investment Operations	1.90	4.89	1.43	2.99	6.33
Distributions:					
Dividends from investment income–net	(.65)	(.56)	(.50)	(.53)	(.37)
Dividends from return of capital	–	–	(.00)[b]	(.00)[b]	–
Total Distributions	(.65)	(.56)	(.50)	(.53)	(.37)
Net asset value, end of period	37.40	36.15	31.82	30.89	28.43
Total Return (%)	5.26	15.50	4.69	10.64	28.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.27	.27	.27	.26	.28
Ratio of net investment income to average net assets	1.70	1.67	1.60	1.76	1.52
Portfolio Turnover Rate	4.54	4.91	6.09	3.78	2.80
Net Assets, end of period ($ x 1,000)	2,702,209	3,594,085	3,616,211	3,842,397	3,771,728

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	36.16	31.82	30.90	28.40	22.44
Investment Operations:					
Investment income—net [a]	.55	.47	.42	.46	.32
Net realized and unrealized gain (loss) on investments	1.26	4.35	.93	2.46	5.93
Total from Investment Operations	1.81	4.82	1.35	2.92	6.25
Distributions:					
Dividends from investment income—net	(.56)	(.48)	(.43)	(.42)	(.29)
Dividends from return of capital	–	–	(.00)[b]	(.00)[b]	–
Total Distributions	(.56)	(.48)	(.43)	(.42)	(.29)
Net asset value, end of period	37.41	36.16	31.82	30.90	28.40
Total Return (%)	4.99	15.21	4.43	10.35	28.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.52	.52	.52	.51	.53
Ratio of net investment income to average net assets	1.45	1.43	1.35	1.59	1.27
Portfolio Turnover Rate	4.54	4.91	6.09	3.78	2.80
Net Assets, end of period ($ x 1,000)	532,711	590,965	530,037	503,456	283,150

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Stock Index Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, that is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of life insurance companies. The fund's investment objective is to match the total return of the Standard and Poor's 500 Composite Stock Price Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's manager and Mellon Equity Associates ("Mellon Equity"), an affiliate of Dreyfus, served as the fund's index manager. On December 31, 2007, Mellon Equity was merged into its affiliate, Mellon Capital Management Corporation ("Mellon Capital") immediately following a transfer of the Mellon Equity partnership interests among affiliates (the "Transaction"). There has been no change in the ultimate control of Mellon Equity, as both Mellon Capital and Mellon Equity are indirect, wholly-owned subsidiaries of The Bank of New York Mellon Corporation.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 400 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (250 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution plan and shareholder services plan and the expenses borne by each class, the allocation of certain transfer agency class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income is determined on the basis of coupon interest accrued, adjusted for accretion of discount of premium on debt securities.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $129,904 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components accumulated earnings on a tax basis were as follows: undistributed ordinary income $412,810, undistributed capital losses $68,637,255 and unrealized appreciation $1,211,026,896.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $3,448,291 of the carryover expires in fiscal 2011, $15,235,400 expires in fiscal 2012 and $49,953,564 expires in fiscal 2013.

The tax characters of distributions paid to shareholders during fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $60,365,845 and $66,187,623, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts and net realized gains from redemption-in-kind, the fund decreased accumulated undistributed investment income-net by $741,299, decreased net realized gain (loss) on investments by $250,215,115 and increased paid-in-capital by $250,956,414. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007, was approximately $322,800 with a related weighted average annualized interest rate of 5.64%.

NOTE 3—Management Fee, Index Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement with Dreyfus, the management fee is computed at the annual rate of .245% of the value of the fund's average daily net assets, and is payable monthly. Dreyfus has agreed to pay Mellon Capital a monthly index-management fee at the annual rate of .095% of the value of the fund's average daily net assets. Dreyfus has undertaken from January 1, 2007 until such time as they give shareholders at least 180 days notice to the contrary that if any full fiscal year the fund's aggregate expenses exclusive of brokerage commissions, Rule 12b-1 distribution plan fees, transaction fees and extraordinary expenses, exceed an annual rate of .40% of the fund's average daily net assets, the fund may deduct from the payments to be made to Dreyfus, or Dreyfus will bear, such excess expense. During the period ended December 31, 2007, there was no expense reimbursement pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides payments to be made at an annual rate of .25% of the value of the Service shares average daily net assets. The Distributor may make payments to Participating Insurance Companies and brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2007, Service shares were charged $1,468,294 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended December 31, 2007, Initial shares were charged $22,223 pursuant to the Shareholders Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2007, the fund was charged $1,168 pursuant to the transfer agency agreement.

During the period ended December 31, 2007, the fund was charged $4,821 for services performed by the Chief Compliance Officer which is included in miscellaneous expenses.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $683,653, Rule 12b-1 distribution plan fees $114,965, shareholder services plan fees $2,000, chief compliance officer fees $3,616 and transfer agency per account fees $230.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended December 31, 2007, amounted to $165,861,144 and $1,275,863,217, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading.

Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2007 are set forth in the Statement of Financial Futures.

At December 31, 2007, the cost of investments for federal income tax purposes was $2,199,975,333; accordingly, accumulated net unrealized appreciation on investments was $1,211,026,896, consisting of $1,454,770,301 gross unrealized appreciation and $243,743,405 gross unrealized depreciation.

NOTE 5—Change in Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP ("PWC"), 300 Madison Avenue, New York, New York 10017, an independent registered public accounting firm, was the independent registered public accounting firm for the fund for the fiscal year ended December 31, 2006. At a meeting held on December 5, 2006, the Audit Committee and the Board of Directors of the fund engaged Ernst & Young LLP to replace PWC as the independent registered public accounting firm for the fund, effective upon the conclusion of the audit of the 2006 financial statements of the fund.

During the funds' past two fiscal years and any subsequent interim period: (i) no report on the funds' financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and (ii) there were no "disagreements" (as such term is used in Item 304 of Regulation S-K) with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Stock Index Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Stock Index Fund, including the statements of investments and financial futures, as of December 31, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended December 31, 2006 and the highlights for each of the indicated periods through December 31, 2006, were audited by other auditors whose report dated February 7, 2007, expressed an unqualified opinion on the statements and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Stock Index Fund at December 31, 2007, and the results of its operations, the changes in its net assets, and financial highlights the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 11, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

————————

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

————————

David P. Feldman (68)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non- profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

————————

Ehud Houminer (67)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

————————

Gloria Messinger (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

————————

Anne Wexler (77)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Stock Index Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Index Fund Manager

Mellon Capital Management
Corporation
50 Fremont Street
Suite 3900
San Francisco, CA 94105

Custodian

Mellon Trust of
New England, N.A.
One Boston Place
Boston, MA 02108

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation   0763AR1207